UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                               Kinder Morgan, Inc.
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                                (NAME OF ISSUER)

                      Common Stock, par value $5 per share
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                         (TITLE OF CLASS OF SECURITIES)

                                     49455P
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                                 (CUSIP NUMBER)

                               James Westra, Esq.
                           Weil, Gotshal & Manges LLP
                               100 Federal Street
                                   34th Floor
                                Boston, MA 02110
                                 (617) 772-8300

                               R. Jay Tabor, Esq.
                           Weil, Gotshal & Manges LLP
                               200 Crescent Court
                                    Suite 300
                               Dallas, Texas 75201
                                 (214) 746-7700

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          ( NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
                       RECEIVE NOTICES AND COMMUNICATIONS)


                                  May 28, 2006
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             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
CUSIP No. 49455P                      13D                           Page 2 of 10
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-----  -------------------------------------------------------------------------
  1    NAME OF REPORTING PERSON:                 FAYEZ SAROFIM
       I.R.S. IDENTIFICATION NO.
       OF ABOVE PERSON (ENTITIES ONLY):
-----  -------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                 (A) [_]
                                                                         (B) [X]
-----  -------------------------------------------------------------------------
  3    SEC USE ONLY
-----  -------------------------------------------------------------------------
  4    SOURCE OF FUNDS:               PF
-----  -------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEM 2(d) OR 2(e):                                                    [_]
-----  -------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION:                       UNITED STATES
--------------------  ----------------------------------------------------------
NUMBER OF     |  7    SOLE VOTING POWER:                           1,549,950
 SHARES       |-----  ----------------------------------------------------------
              |
BENEFICIALLY  |  8    SHARED VOTING POWER:                         344,134
 OWNED BY     |-----  ----------------------------------------------------------
              |
  EACH        |  9    SOLE DISPOSITIVE POWER:                      1,549,950
REPORTING     |-----  ----------------------------------------------------------
              |
 PERSON WITH  | 10    SHARED DISPOSITIVE POWER:                    738,893
--------------------  ----------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:    2,288,843
-----  -------------------------------------------------------------------------
 12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES:                                                               [ ]
-----  -------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                 1.71%
-----  -------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON:                                      IN
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                                  Page 2 of 10

                                 SCHEDULE 13D/A
                                 --------------

     EXPLANATORY NOTES: This Amendment No. 1 to Schedule 13D (this "Amendment") amends the Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission (the "Commission") on May 30, 2006. Except as modified herein, the Schedule 13D is unmodified. Capitalized terms used but not defined in this Amendment shall have the meanings given the Schedule 13D.

     As described in the Schedule 13D, Fayez Sarofim ("Mr. Sarofim") is a participant in the Proposal made by Richard D. Kinder, along with GS Capital Partners V Fund, L.P. ("Goldman"), AIG Global Asset Management Holdings Corp. ("AIG"), Carlyle Partners IV, L.P. ("Carlyle"), and Carlyle/Riverstone Energy Partners III, L.P. ("Carlyle/Riverstone" and, together with Goldman, AIG and Carlyle, their respective affiliates, or investment funds managed by Goldman, AIG, Carlyle and Carlyle/Riverstone, or their respective affiliates, the "Sponsors"), to the Board of Directors of Kinder Morgan, Inc. As a result of the matters described in the Schedule 13D, Mr. Sarofim, the Sponsors and the Original Reporting Persons (defined in Item 2 below) may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Exchange Act of 1934. As a result, the Reporting Persons (defined in Item 2 below) may be deemed to beneficially own any shares of common stock, par value $5.00 per share, of Kinder Morgan, Inc. ("KMI Common Stock") that may be beneficially owned by members of the group as a whole. This Amendment is being filed to reflect shares of KMI Common Stock beneficially owned by Mr. Sarofim. Except as explicitly set forth in the Schedule 13D, the Reporting Persons hereby disclaim beneficial ownership of any KMI Common Stock that may be beneficially owned by the Sponsors or any other Reporting Person.

     ITEM 1. SECURITY AND ISSUER

     The class of equity to which this Amendment relates is KMI Common Stock.

     Kinder Morgan, Inc. (formerly known as K N Energy, Inc.) (the "Issuer") is a Kansas corporation with its principal executive offices located at 500 Dallas Street, Suite 1000, Houston, Texas 77002.

     ITEM 2. IDENTITY AND BACKGROUND.

     (a) and (b) This Amendment is being filed jointly on behalf of the following persons:

     o (1) Richard D. Kinder ("Mr. Richard Kinder"), (2) Portcullis Partners, LP, a Texas limited partnership ("Portcullis Partners"), (3) Portcullis G.P., LLC, a Texas limited liability company ("Portcullis GP"), (4) William V. Morgan ("Mr. William Morgan"), (5) Michael C. Morgan ("Mr. Michael Morgan"), (6) C. Park Shaper ("Mr. Shaper"), (7) Steven J. Kean ("Mr. Kean"), (8) David D. Kinder ("Mr. David Kinder"),
          (9) Joseph Listengart ("Mr. Listengart"), (10) Kimberly A. Dang ("Ms. Dang"), and (11) James E. Street ("Mr. Street") (collectively, the "Original Reporting Persons"); and

     o Fayez Sarofim ("Mr. Sarofim" and, collectively with the Original Reporting Persons, the "Reporting Persons"). Mr. Sarofim has executed a Joinder to the Joint Filing Agreement among the Original Reporting Persons (the "Joinder"). A copy of the Joinder is attached hereto as
          Exhibit 7.05.

     The business address of Mr. Sarofim is Two Houston Center, Suite 2907, Houston, Texas 77010. The business address or principal business offices of each of the Original Reporting Persons is as set forth in the Schedule 13D.

     (c) The present principal occupation of Mr. Sarofim is Chairman of the Board and President of Fayez Sarofim & Co., which has a business address of Two Houston Center, Suite 2907, Houston, Texas 77010 and which is principally engaged in the business of investment counseling. The present principal occupation or principal line business of each of the Original Reporting Persons is as set forth in the Schedule 13D.

     (d) and (e) During the last five years, none of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Mr. Sarofim, Mr. Richard Kinder, Mr. William Morgan, Mr. Michael Morgan, Mr. Shaper, Mr. Kean, Mr. David Kinder, Mr. Listengart, Ms. Dang and Mr. Street are all United States citizens.

     ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Item 3 of the Schedule 13D is hereby amended to add the following:

The shares of KMI Common Stock that Mr. Sarofim beneficially owns were acquired through open market purchases using personal or other funds, through Mr. Sarofim's service as a director of the Issuer or through purchases in private transactions, or are held in investment advisory accounts as described in Item 5 below.

     ITEM 4. PURPOSE OF TRANSACTION.

     No change.

     ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a) and (b) The respective percentages set forth below are based on 133,630,376 shares of the KMI Common Stock outstanding as of March 1, 2006 and the respective options beneficially held by each Reporting Person, as appropriate.

     By virtue of the relationships among the Reporting Persons and the Sponsors described herein, the Reporting Persons and the Sponsors may be deemed to constitute a "group" within the meaning of Rule 13d-5(b) under the Exchange Act. As a member of a group, each Reporting Person may be deemed to beneficially own the KMI Common Stock beneficially owned by the members of the group as a whole. As of June 7, 2006 the Reporting Persons beneficially owned in the aggregate 28,239,794 shares of KMI Common Stock, which represents approximately 21.13% of the outstanding KMI Common Stock. The Reporting Persons do not have affirmative information about any shares that may be owned any other members such group. Each of the Reporting Persons expressly disclaims beneficial ownership of such shares held by any other members of such group, except Mr. William Morgan does not disclaim beneficial ownership of shares held by Portcullis GP and Portcullis Partners and Portcullis GP does not disclaim beneficial ownership of shares held by Portcullis Partners.

     Mr. Richard Kinder has direct beneficial ownership of 23,994,577 shares of KMI Common Stock. Additionally, Mr. Richard Kinder may be deemed to beneficially own an additional 250 shares of KMI Common Stock held by Mr. Richard Kinder for the account of his nephew; Mr. Richard Kinder disclaims any and all beneficial or pecuniary interest in such 250 shares. These 250 shares, together with the 23,994,577 shares of KMI Common Stock for which Mr. Richard Kinder has direct beneficial ownership, represent approximately 17.96% of the outstanding KMI Common Stock. Mr. Richard Kinder's wife holds 5,173 shares of KMI Common Stock; such shares are not included in the number of shares beneficially owned by Mr. Richard Kinder set forth above, and Mr. Richard Kinder disclaims any and all beneficial or pecuniary interest in such shares.

     Portcullis Partners has direct beneficial ownership of 916,000 shares of KMI Common Stock, which represents approximately 0.69% of the outstanding KMI Common Stock. Portcullis GP, as the general partner of Portcullis Partners, and Mr. William Morgan, as the sole manager of Portcullis GP, may be deemed to own and thereby share voting and dispositive power over the KMI Common Stock shares described herein held by Portcullis Partners.

     Mr. Michael Morgan has direct beneficial ownership of 242,454 shares of KMI Common Stock, which represents approximately 0.18% of the outstanding KMI Common Stock. The aggregate number set forth above includes (i) options to purchase 5,000 shares currently exercisable or exercisable within 60 days of May 30, 2006, (ii) 24,933 restricted shares and (iii) 89,250 shares held in the Michael
C. Morgan and Christine R. Morgan 2001 Investment Trust, a trust in which Mr. Michael Morgan is both a beneficiary and a trustee.

     Mr. Sarofim has direct beneficial ownership of 2,288,843 shares of KMI Common Stock, which represents approximately 1.71% of the outstanding KMI Common Stock. Of these shares, Mr. Sarofim has sole voting and investment power with respect to 1,549,950 shares, which are owned of record and beneficially by him, and may be deemed to have either shared voting or disposition power, or both, as to 738,893 shares of KMI Common Stock. Of these 738,893 shares of KMI Common Stock, Mr. Sarofim has both shared voting and disposition power as to 344,134 shares, and only shared disposition power as to the remaining 394,759 shares. Of the 738,893 shares of KMI Common Stock which are not subject to sole voting and investment power, 558,822 shares are held in investment advisory accounts managed by Fayez Sarofim & Co. for numerous clients, 160,251 shares are held by Sarofim International Management

     Company for its own account, 4,900 shares are held in investment advisory accounts managed by Sarofim International Management Company, and 7,500 shares are held in investment advisory accounts managed by Sarofim Trust Co. Fayez Sarofim & Co. is an Investment Adviser registered under the Investment Advisers Act of 1940, of which Mr. Sarofim is Chairman of the Board, President, and, through a holding company, majority stockholder. Sarofim International Management Company and Sarofim Trust Co. are wholly-owned subsidiaries of Fayez Sarofim & Co. The remaining 7,420 shares of KMI Common Stock which are not subject to sole voting or disposition power are held in trusts of which Mr. Sarofim is trustee, as to which he shares voting and investment power but has no beneficial interest. The aggregate number of shares as to which Mr. Sarofim has sole voting and investment power includes 1,600 restricted shares issued to Mr. Sarofim in connection with his service as a director of the Issuer.

     Mr. Shaper has direct beneficial ownership of 351,949 shares of KMI Common Stock, which represents approximately 0.26% of the outstanding KMI Common Stock. The aggregate number set forth above includes (i) options to purchase 220,000 shares currently exercisable or exercisable within 60 days of June 7, 2006 and
(ii) 110,000 restricted shares.

     Mr. Kean has direct beneficial ownership of 136,142 shares of KMI Common Stock, which represents approximately 0.10% of the outstanding KMI Common Stock. The aggregate number set forth above includes (i) options to purchase 47,500 shares currently exercisable or exercisable within 60 days of June 7, 2006 and
(ii) 78,000 restricted shares.

     Mr. David Kinder has direct beneficial ownership of 42,195 shares of KMI Common Stock, which represents approximately 0.03% of the outstanding KMI Common Stock. The aggregate number set forth above includes (i) options to purchase 20,600 shares currently exercisable or exercisable within 60 days of June 7, 2006 and (ii) 19,500 restricted shares. Mr. David Kinder's son holds 250 shares of KMI Common Stock; such shares are not included in the number of shares beneficially owned by Mr. David Kinder set forth above, and Mr. David Kinder disclaims any and all beneficial or pecuniary interest in such shares.

     Mr. Listengart has direct beneficial ownership of 140,247 shares of KMI Common Stock, which represents approximately 0.10% of the outstanding KMI Common Stock. The aggregate number set forth above includes (i) options to purchase 56,300 shares currently exercisable or exercisable within 60 days of June 7, 2006 and (ii) 70,000 restricted shares.

     Ms. Dang has direct beneficial ownership of 33,834 shares of KMI Common Stock, which represents approximately 0.03% of the outstanding KMI Common Stock. The aggregate number set forth above includes (i) options to purchase 24,750 shares currently exercisable or exercisable within 60 days of June 7, 2006 and
(ii) 8,000 restricted shares.

     Mr. Street has direct beneficial ownership of 93,303 shares of KMI Common Stock, which represents approximately 0.07% of the outstanding KMI Common Stock. The aggregate number set forth above includes (i) options to purchase 38,400 shares currently exercisable or exercisable within 60 days of June 7, 2006 and
(ii) 40,000 restricted shares.

     The Cover Pages of this Amendment and the Schedule 13D are incorporated herein by reference.

     (c) Except as set forth herein, the Reporting Persons have not effected any transactions in KMI Common Stock in the past 60 days.

     (d) Not applicable.

     (e) Not applicable.

     This Item 5 shall be deemed to amend and restate Item 5 of each of the Kinder Schedule 13D and the Morgan Schedule 13D in its entirety.

     ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Item 6 of the Schedule 13D is hereby amended to add the following:

     Mr. Sarofim has entered into a Joinder to Joint Filing Agreement, a copy of which is attached as Exhibit 7.05 to this Amendment.

     ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit 7.01. Joint Filing Agreement by and among the Reporting Persons, dated as of May 30, 2006 (incorporated by reference to Exhibit 7.01 of the Schedule 13D).

     Exhibit 7.02.  Proposal Letter to the Board of Directors of
                    Kinder Morgan, Inc., dated May 28, 2006 (incorporated by reference to Exhibit 7.02 of the Schedule 13D).

     Exhibit 7.03. Press Release, dated May 29, 2006 (incorporated by reference to Exhibit 7.03 of the Schedule 13D).

     Exhibit 7.04   Debt Financing Highly Confident Letter, dated
                    May 28, 2006, from Goldman Sachs Credit Partners L.P. (incorporated by reference to Exhibit 7.04 of the Schedule 13D)

     Exhibit 7.05 Joinder to Joint Filing Agreement executed by Mr. Sarofim, dated as of June 7, 2006

                                   Signatures
                                   ----------

     After reasonable inquiry and to the best knowledge and belief of each of the undersigned, such person certifies that the information set forth in this
Schedule 13D/A with respect to such person is true, complete and correct.

                                        Dated: June 7, 2006



                                                *
                                        -----------------------------------
                                        RICHARD D. KINDER



                                                *
                                        -----------------------------------
                                        C. PARK SHAPER



                                                *
                                        -----------------------------------
                                        STEVEN J. KEAN



                                                *
                                        -----------------------------------
                                        DAVID D. KINDER



                                        /S/JOSEPH LISTENGART
                                        -----------------------------------
                                        JOSEPH LISTENGART



                                                *
                                        -----------------------------------
                                        KIMBERLY A. DANG



                                                *
                                        -----------------------------------
                                        JAMES E. STREET

                                        PORTCULLIS PARTNERS, LP

                                        BY:  PORTCULLIS G.P., LLC


                                        BY:            *
                                             -----------------------------------
                                             WILLIAM V. MORGAN
                                             MANAGER


                                        PORTCULLIS G.P., LLC


                                        BY:            *
                                             -----------------------------------
                                             WILLIAM V. MORGAN
                                             MANAGER


                                                *
                                        -----------------------------------
                                        WILLIAM V. MORGAN


                                                *
                                        -----------------------------------
                                        MICHAEL C. MORGAN


                                        /S/FAYEZ SAROFIM
                                        -----------------------------------
                                        FAYEZ SAROFIM

* Joseph Listengart, by signing his name hereto, does sign this document on behalf of each of the persons indicated above for whom he is attorney-in-fact pursuant to a power of attorney duly executed by such person and filed with the Securities and Exchange Commission


                                        /S/JOSEPH LISTENGART
                                        -----------------------------------
                                        JOSEPH LISTENGART